SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios, 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Investor Update

São Paulo, October 20, 2008 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), Brazil’s low-cost airline, provides its investor update

Current News

The Company recently added service to the following city pairs:

City Pair	Weekly Freq.	Start Date
São Paulo/Guarulhos - Manaus	7x	8-jun-08
Manaus - São Paulo/Guarulhos	7x	9-jun-08
Fortaleza - Rio de Janeiro/Galeão	1x	13-jul-08
Rio de Janeiro/Galeão - Fortaleza	1x	13-jul-08
Salvador - São Paulo/Guarulhos	1x	16-jul-08
Rio de Janeiro/Galeão - Porto Alegre	1x	20-ago-08
Porto Alegre - Rio de Janeiro/Galeão	1x	21-ago-08

Specific details regarding frequency and start dates can be found at www.voegol.com.br and www.varig.com

General Guidance
General Comments 3Q08E:

  Brazilian domestic demand growth at 2.1x GDP
  Brazilian 3Q08e GDP Growth at 4.7% (1) (3)
  Brazilian 3Q08e Domestic RPK Growth at 9.9% (1) (4)

Industry Metrics	2Q08A (+/-)	3Q08E (+/-)
Brazilian GDP Growth (%)	5.0 (3)	4.7 (1) (3)
Domestic RPK Growth (%)	17.2 (2) (4)	9.9 (1) (7)
Brazilian Inflation (%, IPCA)	2.1 (3)	1.1 (6)
BRL / USD (R$, average)	1.66 (3)	1.69 (6)
WTI (US$, average)	124 (5)	118 (8)

(1)	3Q08 vs. 3Q07
(2)	2Q08 vs. 2Q07
(3)	Source: Brazilian Central Bank
(4)	Source: ANAC
(5)	Source: Bloomberg
(6)	Source: MCM Consultores
(7)	Source: GOL
(8)	Source: Bank Analyst Projections

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3Q08E
General Comments:

  Average fuel price/liter: R$ 2.29
  Average Fare: R$ 275
  CASK: R$17.6e cents
  RASK: R$17.6e cents

Consolidated	2Q08A	3Q08G	3Q08E	3Q07A
	(+/-)	(+/-)	(+/-)	(+/-)
ASK Growth	23%	8%	11%	72%
Load Factor	65%	60%	60%	61%
Yield (cents)	R$19	R$26	R$27	R$21
Cask ex-fuel (cents)	R$ 9.7	R$ 9.4	R$ 9.9	R$ 8.7

During 3Q08, 10 737-300s and 8 767s were removed from the fleet, causing an increase in maintenance expenses and a decrease in ASK production, thus increasing the Company’s consolidated CASK.

GOL’s average stage length is projected to be approximately 905 kilometers in 3Q08 versus 974 kilometers in the 3Q07.

Aircraft Delivery Schedule

As of June 30, 2008, GOL’s fleet was comprised of 102 Boeing 737 aircraft and 10 Boeing 767s and had 97 aircraft on order with options to acquire an additional 40 aircraft. The 2008 delivery schedule and related financings are:

B737-800 SFP firm	Committed Financing
	Mortgage (Exim)	Sale/Leaseback
3Q08	1	2
2008E	5	4

During the third quarter, GOL added 12 Boeing 737 aircraft and removed 10 Boeing 737-300s and 8 767-300s from its consolidated fleet.

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Fuel Hedges

The Company continues to employ advanced fuel derivative agreements to reduce its exposure to fluctuations in fuel price. Current agreements covering 2008 are:

3Q08

Estimated Fuel Liters Consumed (mm)	330

Estimated Fuel Price per Liter (R$)	2.29

Liters (% of estimated consumption)	201 million (61%)
HO and WTI with average price of US$133/bbl

Operating Margin
(Estimated EBIT margin, US GAAP)

3Q08
Estimated Operating Margin (%)	-1 - +1%

Financial Results and Exchange Variation

On June 30, 2008, the Company had hedges for approximately 55% and 19% of its jet fuel requirements at average crude equivalent prices of approximately US$132 and US$133 per barrel for the third and fourth quarters of 2008, respectively. During 3Q08, the Company sold those positions.

The Company also utilizes financial derivative instruments such as hedges to offset its exposure to increases in the US$ exchange rate. On September 30, 2008, the Company had approximately 46%, 25% and 12% of its short and medium term obligations in foreign currency hedged for 4Q08, 1Q09 and 2Q09, respectively.

The impact of gains in currency hedges and losses in fuel hedges in the quarter results in an approximate net loss of R$48mm.

During 3Q08, the U.S. Dollar appreciated 20% versus the Brazilian Real, equivalent to R$0.32. The exchange variation on GOL’s net foreign currency liabilities, mainly related to long-term debt, with average term of 7.3 years, will have a negative non-cash impact of approximately R$225mm in the quarter.

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CONTACT:	About GOL Linhas Aéreas Inteligentes S.A

IR
GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost airline, offers nearly 800 daily flights to 49 destinations connecting the most important cities in Brazil and ten major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation, the safest and most comfortable aircraft of its class that provides low maintenance, fuel and training costs, as well as high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.

Ph.: (5511) 3169-6800
ri@golnaweb.com.br
www.voegol.com.br/ir

Media
Ph.: (5511) 3169-6967
comcorp@golnaweb.com.br

Edelman:
This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. . Such forward-looking statements depend, substantially, on external factors, besides those disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

M. Smith and N. Dean
Ph: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com
noelle.dean@edelman.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.